Interim Financial Report
June 30, 2007

#1180 – 999 West Hastings Street, Vancouver, B.C.  CANADA  V6C 2W2
Phone: (604) 689-3846           Fax:  604-689-3847

SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2007

We are a company focused on the acquisition, exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States.  Our strategy is to acquire, hold and advance high quality geopolitically diverse silver-dominant projects with defined resources in anticipation of higher silver prices. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the six months ended June 30, 2007 and 2006 is prepared as of August 9, 2007 and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SECOND QUARTER FINANCIAL HIGHLIGHTS

•
We spent a total of $28.9 million at our various properties during the quarter.  Significant expenditures included construction and mining equipment at Pirquitas of $20.9 million, $3.3 million for exploration at our Pitarrilla property in Mexico and $1.9 million for exploration at the San Luis joint venture property in Peru.

•
We recorded a loss for the quarter of $5.0 million or $0.08 per share and using book value, we ended the quarter with working capital of $232.1 million, including $190.2 million of cash, with no debt.  At market price for our silver bullion, working capital would be $242.4 million.

SECOND QUARTER FINANCIAL RESULTS

For the quarter ended June 30, 2007, we recorded a net loss of $4,972,000 or $0.08 per share compared to net earnings of $16,469,000 or $0.28 per share in the second quarter of 2006.  For the year to date, we have a net loss of $6,537,000 or $0.11 per share compared to net earnings of $15,388,000 or $0.28 per share in the second quarter of 2006.  The earnings in the prior year relate to the sale of a property joint venture interest.  A discussion on the various components of the expense and income items compared to the prior year follows:

	Three Months Ended June 30		Six Months Ended June 30
Exploration and mineral property costs	2007 $	2006 $	2007 $	2006 $
Property examinations and exploration	31,000	57,000	58,000	167,000
Reclamation and accretion	98,000	1,653,000	165,000	1,673,000
	129,000	1,710,000	223,000	1,840,000

Exploration for the quarter was $31,000 compared to $57,000 in the prior year reflecting reduced generative activity in Peru.  For the six months, generative exploration was $58,000 (2006 – $167,000) and of this total, $25,000 (2006 - $53,000) was spent in Mexico and $30,000 (2006 - $109,000) was spent in Peru.

1

Reclamation and accretion expense was $98,000 during the quarter compared to $1,653,000 expended during the second quarter of the prior year.  For the six months ending June 30, 2007, reclamation and accretion expense was $165,000 compared to $1,673,000 in the comparable period of 2006.  In the second quarter of 2006, we recorded a $1,522,000 expense relating to the Silver Standard Mine property in northern British Columbia.

	Three Months Ended June 30		Six Months Ended June 30
Expenses	2007 $	2006 $	2007 $	2006 $
Salaries and employee benefits – other	583,000	738,000	1,055,000	953,000
Salaries and employee benefits – stock-based compensation	3,214,000	496,000	4,916,000	1,018,000
Depreciation	82,000	23,000	128,000	38,000
Professional fees	135,000	204,000	311,000	298,000
General and administration – other	1,640,000	847,000	2,734,000	1,438,000
General and administration – stock-based compensation	790,000	95,000	1,300,000	418,000
Foreign exchange loss	354,000	239,000	385,000	198,000
	6,798,000	2,642,000	10,829,000	4,361,000

Total expenses for the quarter were $6,798,000 and this compares to $2,642,000 for the comparable quarter of 2006 and for the year to date, expenses were $10,829,000 compared to $4,361,000.  The increased expenditures are mainly in the areas of stock-based compensation expense and general and administration costs.

Salaries and employee benefits were $583,000 for the current quarter compared to $738,000 in the comparable quarter of the prior year. In the second quarter of 2006, $500,000 in bonuses were paid following the successful completion of a financing.  During the current quarter, there was no such payment, but offsetting this were salary adjustments that took place at the beginning of the year and costs for new staff as we transition to a producing company.  For the six months ended June 30, 2007, salary and employee benefit costs were $1,055,000 compared to $953,000 in the prior year.

Professional fees for the current quarter were $135,000 compared to $204,000 in the comparable quarter of the prior year.  For the six months ended June 30, 2007, professional fees were $311,000 compared to $298,000 in the prior year.

General and administrative costs for the current quarter were $1,640,000 compared to $847,000 in the comparable quarter of 2006.  For the six months ended June 30, 2007, costs were $2,734,000 compared to 1,438,000 in 2006.  The main reasons for the $793,000 increase in the current quarter over the comparable period relates to consulting fees for financial advice and placement agencies for the search for new senior employees, higher travel, donations and mailing costs relating to our annual report.  For the year to date, general and administrative costs were $1,296,000 higher than the comparable period in 2006.  The main areas for this increase are higher consulting costs, annual report costs, travel, donations, computer expenses and mailing costs.

Stock-based compensation expense was $4,004,000 for the quarter ended June 30, 2007, compared to $591,000 in the comparable period of 2006.  For the year to date, stock-based compensation was $6,216,000 compared to $1,436,000 in 2006.  The large increase in the current year’s expense relates to more options outstanding and the spreading of calculated option values over their respective vesting period.  Of the current year’s expense, $4,916,000 (2006 - $1,018,000) relates to options granted to employees and $1,300,000 (2006 - $418,000) relates to options granted to directors and consultants.

2

	Three Months Ended June 30		Six Months Ended June 30
Other income (expenses)	2007 $	2006 $	2007 $	2006 $
Investment income	2,170,000	1,265,000	4,551,000	1,603,000
Write-down of investments and sale of marketable securities	-	(15,857,000)	-	(15,427,000)
Unrealized loss on marketable securities held-for-trading	(215,000)	-	(316,000)	-
Gain on sale of joint venture interest	-	35,390,000	-	35,390,000
Gain on sale of mineral property	-	23,000	280,000	23,000
	1,955,000	20,821,000	4,515,000	21,589,000

Investment income for the quarter was $2,170,000 compared to $1,265,000 for the comparable quarter of 2006.  For the six months, interest income was $4,551,000 compared to $1,603,000 in the same period of the previous year.  The increased interest income is due to more funds available for investment.  The $215,000 unrealized loss on marketable securities held-for-trading recorded in the current quarter relates to the re-valuation of share purchase warrants that were purchased in the first quarter of 2007.  For the six months, the loss was $316,000.  During the quarter ended June 30, 2006, we received shares of Pan American Silver Corp. as consideration for our 50% interest of the Manantial Espejo joint venture.  A gain of $35,390,000 was recorded on this transaction during the quarter, as well as a $15,857,000 write-down of investments that resulted from valuing the shares at quarter end quoted market value.

Summary of quarterly results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ended (unaudited)	Total Revenues $	Income (Loss) $		Earnings (Loss) Per Share $
June 30, 2007	nil	(4,972,000)		(0.08)
March 31, 2007	nil	(1,565,000)		(0.03)
December 31, 2006	nil	(1,701,000)	(1)	(0.02)
September 30, 2006	nil	2,695,000	(2)	0.04
June 30, 2006	nil	16,469,000	(3)	0.28
March 31, 2006	nil	(1,081,000)		(0.02)
December 31, 2005	nil	(3,908,000)	(4)	(0.07)
September 30, 2005	nil	21,000	(5)	0.00

Explanatory notes:

(1)	Includes $10,187,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(2)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(3)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.
(4)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(5)	Includes $1,323,000 in gains on sale of marketable securities.

3

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash flows provided by operations in the second quarter were $2,635,000 compared to a use of $1,142,000 in the comparable period in 2006.  The difference is mainly due to the timing of changes in non-cash working capital items and higher investment income. For the six months ended June 30, 2007, cash flows from operations were $4,260,000 compared to a use of $2,368,000 in the same period of the prior year.

Financing Activities

During the current quarter, $2,417,000 was received from the exercise of stock options compared to $801,000 in the prior year.  There were no warrants exercised in the current quarter compared to $25,653,000 in warrants exercised in 2006.  A public offering in 2006 raised an additional $182,663,000 in the second quarter of 2006.

	Three Months Ended June 30		Six Months Ended June 30
	2007 $	2006 $	2007 $	2006 $
Exercise of stock options	2,417,000	801,000	6,316,000	4,225,000
Exercise of warrants	-	-	-	25,653,000
Public offering	-	182,663,000	-	182,663,000
	2,417,000	183,464,000	6,316,000	212,541,000

Investing Activities

Mineral Properties

Total cash invested in mineral properties in the quarter was $7,372,000 compared to $9,564,000 in the comparable quarter of the prior year.  The total cash expenditures on mineral properties for the year to date are $15,172,000 compared to $21,096,000 in the prior year.  A summary by mineral property follows:

	Three Months Ended June 30		Six Months Ended June 30
	2007 $	2006 $	2007 $	2006 $
Berenguela	(15,000)	275,000	28,000	1,967,000
Bowdens	65,000	96,000	142,000	171,000
Candelaria	128,000	141,000	198,000	178,000
Challacollo	52,000	38,000	150,000	172,000
Diablillos	651,000	152,000	810,000	182,000
Pirquitas	873,000	1,795,000	2,184,000	3,442,000
Pitarrilla	3,287,000	2,722,000	7,285,000	9,608,000
San Luis	1,928,000	229,000	3,647,000	401,000
Shafter	44,000	88,000	143,000	224,000
Veta Colorada	84,000	3,852,000	151,000	4,239,000
Snowfield	256,000	81,000	256,000	81,000
Other	19,000	95,000	178,000	431,000
	7,372,000	9,564,000	15,172,000	21,096,000

The above table reflects cash expenditures by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

4

A total of $3,287,000 was spent on our Pitarrilla property during the current quarter on surface exploration compared to $2,722,000 in the comparable period of 2006.  A total of 17,628 meters of diamond drilling was completed during the current quarter.  Currently, four drills are operating on the property doing in-fill drilling and step-out drilling on Breccia Ridge; another drill is continuing to test the ramp alignment and a sixth drill is testing for new sulphide mineralization.  Total expenditures to date on this property in 2007 are $7,285,000.

At the San Luis property, we spent $1,928,000 during the quarter.  A total of 5,550 meters of drilling was completed during the quarter and there are currently two drills working on the property.  We have a 55% interest in this property and are incurring all costs to completion of a feasibility study to earn a 70% interest.

A total of $651,000 was spent at the Diablillos property during the quarter ended June 30, 2007.  A drilling program has commenced on this property with an aim to upgrade the existing mineralization and to add additional tonnage.  A total of $810,000 has been spent on this property this year.

Pirquitas

A total of $20,928,000 was spent during the current quarter relating to the purchase of mining equipment and construction.  The O&K shovel, initial CAT 777F haul trucks and most of the ancillary mining fleet have been transported to site.

Liquidity

With our cash position and the market value of our silver bullion and marketable securities, we have approximately $249 million of liquidity as at June 30, 2007 and no long-term debt.  This strong position has allowed us to proceed with our exploration programs and construction of the Pirquitas mine.  We continue to have discussions with various lenders for third party funding of a portion of construction costs at the Pirquitas mine.

Cash

As at June 30, 2007, we had a cash balance of $190,163,000.  This compares to a cash balance of $214,068,000 at the beginning of the quarter.

Silver Bullion

We hold 1,953,985 ounces of silver bullion carried at $15,787,000.  The average cost of these ounces was $8.08 (US$5.85) per ounce.  The market value at June 30, 2007 for our bullion was $26,056,000.  This represents an unrealized gain of $10,269,000.

Marketable Securities

We hold shares and share purchase warrants in a number of publicly-traded companies at fair value of $32,430,000 as at June 30, 2007.

5

ADDITIONAL DISCLOSURES

Disclosure Controls and Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the six months ended June 30, 2007, we recorded administrative, technical services and expense reimbursements of $207,000 (2006 - $185,500) from companies related by common directors or officers.  As at June 30, 2007, accounts receivable includes $40,500 (2006 - $109,200) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2006 audited annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

6

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our stock.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Outstanding Share Data

Our authorized capital consists of an unlimited number of common shares without par value.  As at August 9, 2007, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	62,291,928
Stock options	4,273,100	9.10 – 40.62	0.4 – 5.0
Fully diluted	66,565,028

Risks and Uncertainties

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2006.

7

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce its estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds in U.S. dollars.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

8

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

9

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets

(expressed in thousands of Canadian dollars - unaudited)

	June 30 2007 $	December 31 2006 $
Assets

Current assets
Cash and cash equivalents	190,163	229,616
Silver bullion (note 3)	15,787	15,787
Marketable securities (note 4)	32,430	5,817
Accounts receivable	3,708	3,746
Prepaid expenses and deposits	701	630
	242,789	255,596

Restricted cash	1,936	2,104
Value added tax recoverable	2,747	1,327
Mineral property costs and property, plant and equipment (note 5)	257,797	211,986
	505,269	471,013
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	7,849	3,074
Accrued liabilities	1,825	1,215
Current portion of asset retirement obligations	1,063	1,073
	10,737	5,362

Asset retirement obligations	2,463	2,336
Future income tax liability	24,941	26,745
	38,141	34,443

Non-controlling interest (note 5(a))	608	-
	38,749	34,443
Shareholders’ Equity

Share capital (note 6)	451,664	442,265
Value assigned to stock options	24,886	20,798
Contributed surplus	649	649
Accumulated other comprehensive income (note 4)	23,000	-
Deficit	(33,679)	(27,142)
	466,520	436,570
	505,269	471,013

Approved on behalf of the Board of Directors:

“John R. Brodie” John R. Brodie, FCA Chairman of the Audit Committee	“David L. Johnston” David L. Johnston Director

      The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Loss, Comprehensive Income (Loss) and Deficit
For the six months ended June 30, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007 $	2006 $	2007 $	2006 $

Exploration and mineral property costs
Property examination and exploration	31	57	58	167
Reclamation and accretion	98	1,653	165	1,673

	(129)	(1,710)	(223)	(1,840)

Expenses
Salaries and employee benefits	583	738	1,055	953
Salaries and employee benefits – stock-based compensation	3,214	496	4,916	1,018
Depreciation	82	23	128	38
Professional fees	135	204	311	298
General and administration – other	1,640	847	2,734	1,438
General and administration – stock-based compensation	790	95	1,300	418
Foreign exchange loss	354	239	385	198
	(6,798)	(2,642)	(10,829)	(4,361)

Other income (expenses)
Investment income	2,170	1,265	4,551	1,603
Unrealized loss on marketable securities held-for-trading (note 4)	(215)	-	(316)	-
Write-down of investments and sale of marketable securities	-	(15,857)	-	(15,427)
Gain on sale of joint venture interest	-	35,390	-	35,390
Gain on sale of mineral property	-	23	280	23
	1,955	20,821	4,515	21,589

Earnings (loss) for the period	(4,972)	16,469	(6,537)	15,388

Other comprehensive income
Unrealized loss on marketable securities (note 4)	(11,071)	-	(6,800)	-

Total comprehensive income (loss)	(16,043)	16,469	(13,337)	15,388

Deficit - Beginning of period	(28,707)	(44,605)	(27,142)	(43,524)

Deficit - End of period	(33,679)	(28,136)	(33,679)	(28,136)

Weighted average number of shares outstanding (thousands)	62,102	57,833	61,960	55,729

Earnings (loss) per common share
Basic earnings (loss) per share	(0.08)	0.28	(0.11)	0.28
Diluted earnings (loss) per share	(0.08)	0.28	(0.11)	0.27

      The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the six months ended June 30, 2007

(expressed in thousands of Canadian dollars - unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007 $	2006 $	2007 $	2006 $

Operating activities
Loss for the period	(4,972)	16,469	(6,537)	15,388
Items not affecting cash
Depreciation	82	23	128	38
Stock-based compensation	4,004	591	6,216	1,436
Asset retirement obligations	53	1,626	107	1,639
Gain on sale of mineral property	-	(23)	(280)	(23)
Gain on sale of joint venture interest	-	(35,390)	-	(35,390)
Unrealized loss on marketable securities held-for-trading	215	-	316	-
Write-down of investments and sale of marketable securities	-	15,857	-	15,427
Foreign exchange loss	392	110	404	110
Donation of shares	314	230	314	230
Changes in non-cash working capital items (note 7)	2,547	(635)	3,592	(1,223)

Cash generated by (used in) operating activities	2,635	(1,142)	4,260	(2,368)

Financing activities
Shares and warrants issued for cash	2,417	183,464	6,316	212,541
Share issue costs	-	(11,576)	-	(11,576)

Cash generated by financing activities	2,417	171,888	6,316	200,965

Investing activities
Mineral property costs	(7,372)	(9,564)	(15,172)	(21,096)
Property, plant and equipment	(21,534)	(78)	(31,158)	(95)
Reliant, net of cash (note 5(a))	193	-	193	-
Purchase of marketable securities	-	-	(3,648)	-
Proceeds from sale of marketable securities	-	13	-	454
Restricted cash	-	-	-	(1,912)

Cash used in investing activities	(28,713)	(9,629)	(49,785)	(22,649)

Foreign exchange loss on foreign cash held	(244)	(21)	(244)	(19)

Increase (decrease) in cash and cash equivalents	(23,905)	161,096	(39,453)	175,929

Cash and cash equivalents - Beginning of period	214,068	37,863	229,616	23,030

Cash and cash equivalents - End of period	190,163	198,959	190,163	198,959

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Statements of Shareholders’ Equity
For the six months ended June 30, 2007

(expressed in thousands of Canadian dollars - unaudited)
	Common Shares		Values	Values		Accumulated other	Retained	Total
	Number of shares	Amount	assigned to options	assigned to warrants	Contributed surplus	comprehensive income	earnings (deficit)	shareholders’ equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options issued	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570
Transition adjustment to opening balance (note 2)	-	-	-	-	-	29,800	-	29,800
Issued for cash:
Exercise of options	322	3,899	-	-	-	-	-	3,899
Value assigned to options issued	-	-	2,354	-	-	-	-	2,354
Value assigned to options exercised	-	1,386	(1,386)	-	-	-	-	-
Earnings (loss) for the quarter	-	-	-	-	-	4,271	(1,565)	2,706

Balance, March 31, 2007	61,968	447,550	21,766	-	649	34,071	(28,707)	475,329
Issued for cash:
Exercise of options	204	2,417	-	-	-	-	-	2,417
Value assigned to options issued	-	-	4,145	-	-	-	-	4,145
Value assigned to options exercised	-	1,025	(1,025)	-	-	-	-	-
Donations	9	314	-	-	-	-	-	314
For mineral property	9	358	-	-	-	-	-	358
Loss for the quarter	-	-	-	-	-	(11,071)	(4,972)	(16,043)

Balance, June 30, 2007	62,190	451,664	24,886	-	649	23,000	(33,679)	466,520

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

1.	NATURE OF OPERATIONS

We are in the business of acquiring, exploring and holding silver-dominant mineral properties, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. We plan to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. Other than the Pirquitas property located in the province of Jujuy in northwest Argentina on which we made a production decision in October, 2006, we have not determined whether our properties contain ore reserves that are economically recoverable, and we are considered to be a development stage company.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of us to obtain any necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except changes relating to the recognition and measurement of financial instruments.  These changes that became effective January 1, 2007, were disclosed in our first quarter interim financial statements.  These statements do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

3.	SILVER BULLION

We own 1,953,985 ounces of silver bullion at a cost of $15,787,000, equal to an average cost of $8.08 (US$5.85) per ounce.  Our silver bullion is carried on the balance sheet at the lower of our cost or net realizable value.  The market value of the silver bullion at June 30, 2007 was $26,056,000 (2006 - $23,312,000).

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

4.	MARKETABLE SECURITIES

At June 30, 2007, we held shares or share purchase warrants as follows:
	Number of Shares (000’s)	Cost ($)	Accumulated Unrealized Gains (losses) ($)	Fair Value ($)
Available-for-sale shares
Esperanza Silver Corporation	6,460	4,823	10,163	14,986
Minco Silver Corporation	4,845	3,126	8,502	11,628
Silvermex Resources Ltd.	2,500	300	2,475	2,775
Vista Gold Corp.	171	186	605	791
Other investments		895	1,255	2,150
		9,330	23,000	32,330
Held-for-trading warrants
Esperanza Silver Corporation	500	416	(316)	100

Total marketable securities		9,746	22,684	32,430

During the quarter ended June 30, 2007, we recognized an $11,071,000 unrealized loss on marketable securities designated as available-for-sale in other comprehensive income and a $215,000 unrealized loss on marketable securities classified as held-for-trading, in the consolidated statement of loss.

5.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	June 30 2007 $	December 31 2006 $

Mineral property costs	222,656	207,887
Construction in progress	4,318	1,829
Mining equipment and machinery	29,039	1,298
Other	2,501	1,524
	258,514	212,538
Accumulated depreciation	(717)	(552)
	257,797	211,986

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

5.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Details of mineral properties we currently hold are as follows:

	Acquisition costs	Exploration and development costs	Future tax effects	Total June 30 2007	Total December 31 2006
	$	$	$	$	$
Argentina
Diablillos	5,376	2,726	-	8,102	7,292
Manantial Espejo	-	-	-	-	-
Pirquitas	56,308	13,397	12,630	82,335	81,187
Other	23	160	-	183	173
Australia
Bowdens	10,899	8,054	3,477	22,430	22,293
Other	-	238	-	238	238
Canada
Silvertip	1,818	269	-	2,087	2,072
Snowfield	125	2,049	-	2,174	1,918
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	65	-	1,299	1,295
Chile
Challacollo	2,953	3,157	397	6,507	5,956
Other	50	224	-	274	228
Mexico
Pitarrilla	13,266	25,569	1,413	40,248	32,752
San Marcial	1,250	782	282	2,314	2,319
Veta Colorada	3,976	1,001	-	4,977	4,815
Other	789	1,453	-	2,242	2,135
Peru
Berenguela	12,936	3,167	5,774	21,877	22,343
San Luis (a)	-	5,932	-	5,932	1,691
United States
Candelaria	2,981	3,282	141	6,404	6,213
Maverick Springs	637	1,928	33	2,598	2,599
Shafter	2,610	3,383	794	6,787	6,720
	119,624	78,091	24,941	222,656	207,887

(a)
In August 2005, we jointly acquired the San Luis property concessions located in the Ancash region of central Peru with Esperanza Silver Corporation (Esperanza), with each party obtaining a 50% interest therein.   In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property.  The property was held by a wholly owned subsidiary of Esperanza, Reliant Ventures S.A.C. (Reliant). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next US$ 1,500,000 of exploration expenditures in proportion to our respective interests. During March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture.  Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

Under the terms of the agreement and as clarified in a letter agreement dated October 14, 2006, we and Esperanza agreed to have a Peruvian company hold the San Luis property prior to the property being placed into commercial production, with Esperanza and ourselves owning shares in proportion to our respective interests.  The parties agreed to maintain the San Luis property in Reliant and transfer Reliant’s non-San Luis related assets and liabilities to Esperanza and issue shares to the parties.  During April 2007, the non-San Luis assets and liabilities were transferred to Esperanza and Reliant shares will be issued to the parties subsequent to June 30, 2007.  As a result of the above, we started consolidating the results and financial position of Reliant on April 30, 2007.  The following table summarizes the consolidated net assets related to Reliant and the San Luis project at that date:

$
Cash	193
Receivables and other current assets	31
Mineral property interest	4,648
Current liabilities	(364)
Non-controlling interest	(608)
3,900

6.       OUTSTANDING SHARES AND RELATED INFORMATION

(a)	Shares authorized:
Unlimited number of common shares, no par value.
	Number of shares (thousands)	Amount $
Share Capital
Balance, December 31, 2006	61,646	442,265
Issued during the year
For cash
Exercise of options	526	6,316
Assigned value of exercised options	-	2,411
Donation	9	314
For mineral property	9	358
Balance, June 30, 2007	62,190	451,664

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

6.       OUTSTANDING SHARES AND RELATED INFORMATION (Cont’d)

(b)	Options
At June 30, 2007, the total number of options outstanding was 4,150,300 with exercise prices ranging from $8.00 to $40.62 with weighted average remaining lives of 3.8 years.  This represents 6.7% of issued and outstanding capital.

During the six months ended June 30, 2007, 220,000 stock options were granted at an exercise price of $40.62 and an expiry date of May 3, 2012.   We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  The fair value of options that was charged to the statement of loss was $4,004,000 (2006 - $591,000) in the current quarter, with an additional $283,000 (2006 - $24,000) deferred as mineral property costs.  Of the amount charged to the consolidated statements of loss, $790,000 (2006 - $95,000) was allocated to general and administration and $3,214,000 (2006 - $496,000) was allocated to salaries and employee benefits.

7.	SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash working capital activities were:

	Three Months Ended June 30		Six Months Ended June 30
	2007 $	2006 $	2007 $	2006 $
Accounts receivable	264	(1,064)	66	(1,453)
Prepaid expenses and deposits	128	82	(68)	132
Accounts payable	3,825	965	4,404	103
Accrued liabilities	(1,131)	(618)	610	(5)
Increase in value added tax recoverable (net)	(539)	-	(1,420)	-
	2,547	(635)	3,592	(1,223)

Non-cash financing and investing activities were:
	Three Months Ended June 30		Six Months Ended June 30
	2007 $	2006 $	2007 $	2006 $
Non-cash financing activities
Shares issued for mineral properties	358	-	358	9,814
Non-cash investing activities
Mineral properties acquired through issuance of shares	358	-	358	9,814

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
 For the six months ended June 30, 2007

(tabular amounts expressed in thousands of Canadian dollars - unaudited)

8.       RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2007, we recorded administrative, technical services and expense reimbursements of $207,000 (2006 - $185,500) from companies related by common directors or officers.  At June 30, 2007, accounts receivable included $40,500 (2006 - $109,200) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

9.       SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties.  Mineral property expenditures by property are detailed in note 5.  Substantially all of our losses were incurred in Canada.  Segment assets by geographic location are as follows:

				June 30, 2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Mineral property costs and property, plant and equipment	124,044	22,669	10,549	6,781	49,812	28,153	15,789	257,797

				December 31, 2006
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Mineral property costs and property, plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986